UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-December 2024	2

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA.

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Disclaimer This document and any related conference call or webcast (including any related Q&A session) has been prepared by Telefónica, S.A. (“Telefónica” or the “Company”, and together with its subsidiaries the “Telefónica Group”) exclusively for its use during the presentation of financial results. The Company does not assume any liability for the content of this document if used for any purposes different from the one outlined above. This document and any related conference call or webcast (including any related Q&A session) may contain forward-looking statements (including forward-looking statements within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995). These forward-looking statements may include financial and other forecasts and estimates, as well as statements regarding plans, objectives and expectations of the Telefónica Group. The forward-looking statements can be identified, in certain cases, through the use of words such as “will,” “shall,” “target,” “expect,” “aim,” “hope,” “anticipate,” “should,” “may,” “might,” “assume,” “estimate,” “plan,” “risk,” “intend,” “believe” and similar language or other formulations of a similar meaning or, in each case, the negative formulations thereof. Other forward-looking statements can be identified in the context in which such statements are made or by the forward-looking nature of discussions of strategy, plans, objectives or intentions. These forward-looking statements include statements regarding our intent, belief or current expectations with respect to, among other things, the effect on our results of operations of competition in telecommunications markets; trends affecting our business, financial condition, results of operations or cash flows; ongoing or future acquisitions, investments or divestments; our capital expenditures plan; our estimated availability of funds; our ability to repay debt with estimated future cash flows; our shareholder remuneration policies; supervision and regulation of the telecommunications sectors where we have significant operations; our environmental, social and governance commitments and targets; our existing or future strategic partnerships or joint ventures; the potential for growth and competition in current and anticipated areas of our business; and the outcome of pending or future litigation or other legal proceedings and investigations. Any such forward-looking statements reflect the current views of the Telefónica Group’s management and may change over time. They do not intend to be exhaustive, and they have not been verified or audited by any third party. Telefónica's opinions and aspirations with respect to future events do not represent any guarantee of future fulfilment or profitability, and they are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such forward-looking statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the relevant supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (“CNMV”) and the U.S. Securities and Exchange Commission (“SEC”). You are cautioned not to place undue reliance on any forward-looking statements contained in this document and any related conference call or webcast (including any related Q&A session). Except as required by applicable law, Telefónica does not assume any obligation to publicly update the forward-looking statements to adapt them to events or circumstances taking place after the date hereof, including, among others, changes in the Telefónica’s Group business, changes in its business development strategy or any other circumstances. This document and any related conference call or webcast (including any related Q&A session) may contain summarised, non-audited or non-IFRS financial information Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to any alternative performance measures (APMs) used in this presentation are included in Telefónica’s consolidated financial statements and consolidated management report 2024, submitted to the CNMV, in Note 2, page 15 of the .pdf filed. Recipients of this document are invited to read it. This document also contains sustainability information, that may include environmental, social and governance-related metrics, statements, goals, commitments and opinions. The sustainability information has been prepared with various materiality analyses, estimates, assumptions and data collection and verification practices and methodologies, both external and internal, which may differ from those used by other companies. Neither this document nor any related conference call or webcast (including any related Q&A session) nor any of their contents constitute an offer to purchase, sell or exchange any security, a solicitation of any offer to purchase, sell or exchange any security, or a recommendation or advice regarding any security, or a solicitation for any vote or approval in any other jurisdiction. This document and any related conference call or webcast (including any related Q&A session) may include data or references to data provided by third parties. Neither Telefónica, nor any of the members of its senior management, its directors or its employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents by any means, Telefónica may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Telefónica assumes no liability for any discrepancy. 1

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Opening Remarks Mr. Marc Murtra Chairman & CEO

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Telefónica today: building on strong foundations 2 Spain Market Rank #1 Brazil Market Rank #1 Germany Market Rank #3 UK Market Rank #2 FY 24 Performance Revenue growth +1.6% y-o-y 390m customers World-class infrastructure Management skills and know-how FCF generation €2.6bn EBITDA growth +1.2% y-o-y +24 NPS Excellent customer satisfaction Digital ecosystem 33 NPS score Most valuable brands Strong position in high-quality core markets Leading copper shutdown +10% T. Tech revenue Improved efficiency EBITDA is adjusted l l i ill

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. 3 A new context Strategic Autonomy Technological disruption Via AI and others More Euro-centric decisions Priorities Industrial rationale Focus on core markets & activities Efficient capital allocation Consolidation Driving future growth To create sustainable shareholder value Commitments FCF is king Drive business performance Conduct strategic review Conclude in H2 25 Financial discipline A new time in Europe

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Q4 24 & FY 24 Summary Mr. Ángel Vilá COO

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. 2024: Delivered on guidance 4EBITDA is adjusted and CapEx ex-spectrum Guidance met; FCF of €2.6bn, +14.1% y-o-y, with all 2024 guidance metrics achieved Core markets momentum; growth across Spain, Germany, UK and Brazil with improved customer metrics Network leadership strengthened; 84.6m PPs with FTTH, 74% 5G coverage across core markets Operational excellence; Industry-leading CapEx/Revenue ratio of 12.9%, successful legacy network decommissioning Financial position enhanced: Reduced leverage back to below 2.6x, dividend well covered 2024 Guidance FY 24 Revenue y-o-y reported ~1% +1.6% EBITDA y-o-y reported 1% to 2% +1.2% EBITDAaL - CapEx y-o-y reported 1% to 2% +1.6% CapEx / Sales Up to 13% 12.9% FCF y-o-y reported >10% +14.1% Cash Dividend €0.3/share 2 tranches €0.15; 19th Dec-24, Jun-25 Improved coverage Leverage Reduced 2.58x

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Accomplishments 2024, a stronger Telefónica Next Generation NETWORKS Enhanced CUSTOMER experience focus Efficiency driven MANAGEMENT • More fibre, +10m PPs y-o-y • More 5G, +12 p.p. y-o-y in core markets • Pioneers in scaling network autonomy • More customers, +2m y-o-y • Outstanding and increasing NPS, +2 p.p y-o-y • Improving lifetime value and reducing churn • Decommissioning, copper shutdown in Spain • Hispam, sale of Argentina, Peru restructuring • Optimising internal operations 5

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Telefónica Group: resilient performance and FCF focus • Improved customer metrics and growth momentum in core units • Ramping up in main T. Hispam metrics on positive FX impacts • Consistent growth in B2B, T. Tech a differential driver • Reliable operating leverage (flat in FY 24 y-o-y) • CapEx +5.7% in Q4 due to ARG and phasing (FY 24 -1.4% y-o-y) • FY CapEx below 13% over sales • FCF ramping-up throughout the year • Natural hedging policy pays off, with limited FX impact • Reduced leverage and improved dividend coverage EBITDA is adjusted and CapEx ex-spectrum Operating leverage: EBITDAal-CapEx margin FCF focus Operating leverage Growth 6 Q4 y-o-y reported FY y-o-y Reported Revenue +5.4% +1.6% Service revenue +5.9% +2.5% B2B revenue +10.0% +4.8% B2C revenue +6.5% +2.5% EBITDA -0.1% +1.2% EBITDAaL - CapEx -8.4% +1.6% CapEx/Sales 15.5% 12.9% FCF +0.9% +14.1%

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Q4 24 Core Operating Business Mr. Ángel Vilá COO

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. 37% 36% 36% 36% 37% 19% 20% 18% 19% 20% Margins • FY growth y-o-y in all accesses, 1st time since 2018 • Best convergent churn (FY 24 0.9%) in more than a decade • Superior NPS and CLV in the market • EBITDAaL y-o-y growth in H2 24 • 12.1% CapEx/Sales in FY 24 (-0.5 p.p. y-o-y) • Stabilised EBITDAaL-CapEx in FY 24 Spain: increasing customer base, FY revenue and EBITDA growth EBITDAaL-CapExEBITDA Highlights Sustained growth Premium positioning paying-off Deregulation opportunities Net adds (k) Postpaid ConvergentFBB Pay TV Revenue & EBITDA growth (y-o-y) 3.3% 1.0% 1.0% 1.0% 1.3% 0.1% 0.2% 0.6% 1.0% 1.0% Revenue EBITDA Convergent KPIs Churn (%)ARPU (€) Q3 24Q4 23 Q1 24 Q2 24Q3 24Q4 23 Q1 24 Q2 24 +1.4% Accesses y-o-y+1.6% +0.5% +2.7% 7 12 17 34 23 62 12 26 119 89 3 3 1 11 68 7 22 49 16 Q4 23 Q1 24 Q2 24 Q3 24 Q4 24 91.2 92.2 91.7 90.2 90.7 0.9% 0.9% 0.9% 0.8% 0.8% Q4 23 Q1 24 Q2 24 Q3 24 Q4 24 Q4 24 Q4 24 FY 24 y-o-y+1.1% +0.7% 7

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Highlights Brazil: high growth with expanding margins • Increased quality of accesses • Postpaid ARPU +3% y-o-y, churn below 1% • FTTH connections +20% y-o-y; lowest-ever 1.5% churn • Vivo Total accesses: +85% y-o-y • Higher margins despite commercial acceleration • 44.7% EBITDA (+0.3 p.p. y-o-y) • 18.4% EBITDAaL-CapEx (+0.5 p.p. y-o-y) • Local currency growth momentum intact, well above inflation • Revenue: +7.7%. New record in fixed (+8.0% y-o-y) • EBITDA +7.9%, EBITDAaL-CapEx +9.7% • Vivo included in the DJ Sustainability World Index Accesses growth (y-o-y) 4% 6% 7% 8% 7%13% 12% 13% 12% 13% FTTHContract Mar-24 44% 41% 41% 45% 45% 18% 18% 15% 18% 18% EBITDAaL-CapExEBITDA Margins Mobile contract mkt. share 43.1% Final agreement for migration to Authorization Jun-24 FTTH Premises passed (m) 26.2 26.8 27.3 28.3 29.1 Dec-24Dec-23 Mar-24 Jun-24 Revenue & EBITDA growth (y-o-y) 7.5% 10.4% 3.3% (6.4%) (7.4%) 9.5% 10.7% 3.3% (5.9%) (6.9%) Revenue EBITDA Q4 23 Q1 24 Q2 24 Dec-23 Sep-24 Q3 24 Sep-24 Rev +7.1% EBITDA +6.9% Rev +7.4% EBITDA +7.3% Local currency ($BRL) Rev +7.7% EBITDA +7.9% Dec-24 Q4 24 Q4 23 Q1 24 Q2 24 Q3 24 Q4 24 8

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. 4.6% (0.1%) 0.0% (1.6%) (3.7%) 3.7% 5.0% 3.8% 3.0% 5.3% Q4 24Q1 24 Q3 24Q4 23 Q2 24 EBITDAaL-CapExEBITDA Contract net adds (k) 2841 157 2 215 2 226 2 226 2 Q4 24Q1 24 Q3 24Q4 23 Q2 24 Germany: sustained operational momentum and strong EBITDA growth • Continued O2 brand appeal & enhanced B2P • O2 network rated “very good” (connect magazine) • 5G pop coverage >97% • O2 contract churn stable at low levels; 1.0% in FY24 • Revenue reflecting MTR headwinds, tough handset comps and change of the 1&1 business model • Improved operating leverage; q-o-q EBITDA growth • Energy self-sufficient radio tower recognized with environmental award Highlights Margins Revenue & EBITDA growth (y-o-y) Fixed ARPU (y-o-y) Revenue EBITDA 9 2.2% 2.4% 3.8% 5.2% 4.9% 31% 31% 33% 33% 33% 8% 11% 13% 8% 9% Q4 24Q1 24 Q3 24Q4 23 Q2 24 Q4 24Q1 24 Q3 24Q4 23 Q2 24 FY 24 y-o-y-1.4% +4.3% Final details BNetzA of spectrum extension in Q1 25 (1) Includes 3rd party MNO-accesses (2) Excludes 3rd party MNO-accesses

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. 39% 36% 37% 37% 37% 21% 13% 17% 14% 15% 299 194 295 281 486 1.2% 1.2% 1.2% 1.1% 1.1% Fixed network build (k new PPs) Mobile contract churn (%) EBITDAaL-CapExEBITDA UBB PPs footprint 18.3m VMO2: focus on network evolution and long-term growth • 1.3m PPs in FY 24, record footprint expansion • Combined fibre reach of 6.4m PPs • Contract churn at low levels; -0.1 p.p. y-o-y • 5G pop. coverage reaches 75% • Continued fixed growth • Another Q of positive net FBB adds (12k) • Value growth (ARPU +2.0%) • £540m annualised synergies achieved ( ~18 months ahead of target) • Improved revenue performance, flat y-o-y • EBITDA decline on tough comps, B2B fixed headwinds and investment in IT and digital efficiency programs Highlights Margins Revenue & EBITDA growth (y-o-y) 3.9% 2.6% 0.6% (0.7%) (0.1%) 10.8% 3.3% 0.1% (2.7%) (6.2%) Q4 24Q1 24 Q3 24Q4 23 Q2 24 Q4 24Q1 24 Q3 24Q4 23 Q2 24 Q4 24Q1 24 Q3 24Q4 23 Q2 24 Q4 24Q1 24 Q3 24Q4 23 Q2 24 Revenue EBITDA +0.6% -1.6% FY 24 y-o-y 10

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Tech: the B2B growth engine, enhances its scale and sustainability Revenue (€m) y-o-y • Revenue y-o-y growth acceleration in Q4, exceeded €2bn in FY 24 • Strong commercial performance in Q4, mostly in the Private sector • Bookings growing faster than revenue, feeding the backlog for 2025 • Increased average project’s size and value as customers demand multiple projects for their digitisation • More recurrent and predictable revenue Future-proof business Commercial performance ~+30% Bookings vs FY 23 Funnel vs FY 23 ~+15% • Capturing SMEs opportunity in Spain, adding consulting service (Kit Consulting - ERF) • Global Services Lines, boost operational capabilities in key markets • Cyber provider of >70% Ibex-35 companies, UK gain momentum • Cloud: Major Player Worldwide UCaaS Service Providers 2024 (by IDC) • AI & Data: 10 specialised centres (SP, UK, BRA, HIS, Central Europe) Cross selling to 5.5m B2B Telefónica customers +10.0% 612 2,065 Q4 24 FY 24 +11.1% Revenue x3 since FY 20 11

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Best-in class international connectivity infrastructure Infra: a global connectivity platform New subsea cable (CELIA) connecting Puerto Rico and USA (to go live in Q3 27) Solid profitability Double-digit traffic growth 48% EBITDA margin FY 24 +11% vs. FY 23 Progressing on FTTH deployment 21 25 Dec-23 Dec-24 2026E ~30 Total FTTH premises passed (m) (via FiberCos) Unlocking value, sale of our 20% stake at >40x EBITDA >100km of international fibre connectivity Closing conditional upon receiving regulatory approvals ̴30% of 23-26 of TEF’s FTTH rollout executed Increasing differentitation and capabilities Data Centres; asset recycling strategy 12

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Q4 24 Hispam / Financials / ESG Mrs. Laura Abasolo CFCO & Head of Telefónica Hispam

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. 13 Hispam: a step forward in strategy execution Sale of Telefónica Argentina for €1.2bn Telefonica Peru filed the Ordinary Insolvency Procedure • Right decision to comply with our fiduciary duty of protecting Telefónica shareholders’ interests Continued execution of strategy • Simultaneous signing and closing on February 24th, execution risk avoided • Optimised proceeds

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. 1.0% 1.0% (1.0%) (3.0%) (3.0%) 8% 6% 4% 4% 4% FTTH & Cable PPs (m) FTTH & CableContract Accesses growth (y-o-y) Dec-24Dec-23 Mar-24 27% 18% 18% 18% 19% 4% 7% 5% 5% EBITDAaL-CapExEBITDA • Focus on executing our strategic plan • Avoiding infrastructure overlap • Exploring all options • Improved commercial results in Q4 24 • Contract net adds improving in all countries • 96% FTTH/FBB accesses (+5 p.p. y-o-y) • Q4 y-o-y results affected by: • (+) ARS devaluation in Q4 23 • (+) Adoption of IAS 21 on the exchange of Bolivar • (-) Q4 23 ONNet-related revenue • FY 24 Revenue: +7.8%, EBITDA: +3.4%, EBITDAaL +2.4% Highlights Margins Jun-24 20.3 20.9 21.6 22.4 23.1 19.4m FTTH Leading the market Revenue & EBITDA growth (y-o-y) (21.4%) (8.2%) (0.1%) (6.2%) 47.1% (4.0%) (14.9%) 2.7% (7.4%) 4.3% Revenue EBITDA Q4 23 Q1 24 Q2 24 Hispam: towards a more rational industry Sep-24 Q3 24 Q4 24 Q4 23 Q1 24 Q2 24 Q3 24 Q4 24 Dec-24Dec-23 Mar-24 Jun-24 Sep-24 EBITDaL-CapEx margin in Q4 24 was negative due to higher CapEx recognition Invested capital -44% vs. Dec-19 Preserving T. Group optionality 14

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. 3.80% 3.32% Net Financial Debt € million 27,349 (2,468) 2,062 Solid balance sheet, contained costs and sound liquidity ND/EBITDAaL 2.58x Dec-23 FCF including spectrum Dec-24FX & Others Net financial investments Shareholder Remuneration 27,1611,068 (850) ND/EBITDAaL 2.60x Comfortable liquidity position 11.0 Liquidity cushion, Dec-24 (€bn) 9.9 Cash position Undrawn credit lines & synd. credit facilities Cash liquidity 20.9 5.3 4.1 4.6 2.5 20262025 2027 2028 Gross debt maturities, Dec-24 (€bn) Total debt related interest payment cost ex leases Contained interest payment cost Dec- 23 - 100 bps in short- term rate = €41m savings in interest paymentDec-24 >80% Total debt fixed 11.3 yrs Average Debt Life 15 Leverage reduction -0.02x; -€0.2bn ND/EBITDAaL 2.55x Dec-24 (1) Post closing (1) Including the sale of Telefónica Argentina and the stake in Nabiax €26bn

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. (9) 358 457 1,501 2,308 (25) 242 901 1,516 2,634 2024 FCF; +14.1% y-o-y Clear focus on FCF, improvement along the year € million Q2 FY • FCF back end loaded as expected (Q4: +€615m or +68% q-o-q) • Levers of FCF growth in 2024 • Solid operations underlying performance and lower capital intensity • Optimisation of all other financial items and benefits from natural hedges 20242023 16 Q1 Q4 Q3 +14.1%

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Responsible digitalisation is at the core of our business Environmental Green networks • On track to be net zero by 2040, SBTi aligned • Reduced emissions by 52% (Scope 1, 2 & 3) vs. 2015 • 100% renewable energy in 5 markets, 89% overall Social Accessible & trustworthy connectivity • Rural MBB population coverage: 95% Spain, 99% Germany and 84% Brazil • 0 serious data breaches • Backed by a motivated (eNPS 75) & diverse team (34% women executives) Governance ESG embedded across the business • >72k employees trained in anticorruption • >20k sustainability-related audits of suppliers • >37% of financing linked to sustainability indicators During 2024, Telefónica was recognised by TIME Magazine, Newsweek, World Benchmarking Alliance, and several ESG data providers, including ISS ESG & Bloomberg, for its sector leadership in sustainability 17

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Key takeaways Mr. Marc Murtra Chairman & CEO

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. 2025 guidance Revenue • All guidance on unchanged consolidation perimeter as of 31st December 2024 • All operating guidance in organic terms • Includes £175m to £200m dividend from VMO2 EBITDA EBITDAaL-CapEx CapEx / Sales FCF Organic growth Organic growth Organic growth < 12.5% Similar to 2024 €0.30 DPS Conduct strategic review, conclude in H2 25 Organic growth y-o-y Leverage reduction 18

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Delivered in 2024. Continued strength in Spain, Brazil and Germany Strategic review to reflect on new time in Europe, update in H2 25 Key takeaways 1 2 3 4 5 19 FCF generation focus and financial discipline Deliberate capital allocation, reducing exposure to Hispam Strengthened balance sheet, attractive dividend

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Results presentation and Q&A Session Telefónica’s management will host a webcast on 27 February at 10:00 AM (CET), 9:00 AM (GMT), and 4:00 AM (EST) Participants from Telefónica • To access the webcast: click here • The webcast replay will be available on Telefónica IR’s website after the event • To participate in the Q&A session, please register using the following link to receive the dial in and PIN details: click here • Marc Murtra l Chairman & CEO • Ángel Vilá l COO • Laura Abasolo l CFCO & Head T. Hispam • Markus Haas l CEO Telefónica Deutschland • Lutz Schüler l CEO Virgin Media O2 • Eduardo Navarro l Chief Corporate Affairs & Sustainability Officer • Adrián Zunzunegui l Global Director of Investor Relations Webcast Q&A Session

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. FOLLOW US: CDP Climate A List 2024 ISS ESG Corporate Rating #1 in sector Social Benchmark 1st company worldwide 2024 2024 #1 in sector Sustainalytics ESG Industry Top Rated 2025 Bloomberg ESG Score #2 in sector For further information, please contact: Investor Relations Adrián Zunzunegui (adrian.zunzunegui@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Torsten Achtmann (torsten.achtmann@telefonica.com) Tel. +34 91 482 87 00 ir@telefonica.com www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 27, 2025	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.